May 5, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Stacie Gorman, Esq. and Pam Long, Esq.

Re:	Green Stream Holdings Inc. Amendment No. 5 to Form 10-12G Filed May 4, 2021 File No. 000-53279

Dear Ms. Gorman and Ms. Long:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Green Steam Holdings, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the amendment to Issuer’s Registration Statement on Form 10, filed on March 10, 2021 (the “Registration Statement”) provided in your letter dated March 26, 2021 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 5 to Registration Statement on Form 10 filed on May 4, 2021. Our responses follow the text of each Comment, which we have reproduced below for your convenience.

Item 1. Description of Business, page 3

1.	We note your response to comment 1. We note your disclosure indicates that you intend to rely on Mr. Morali and his company. It appears that, based on your revisions, you will actually be relying on Amergy and Mr. DeCicco. Please expand your disclosure as appropriate to discuss this entity's role, the services to be provided, and how they will receive payment. Additionally, please clarify how Renewable Energy Development and Amergy will be paid for the services that they provide. For example, please clarify if they receive a percentage of the fees, if they will be paid by you up front or in installments, and if their payments are contingent on reaching certain milestones or product achievement levels.

The Company will be relying on both Renewable Energy Development (RED) and Amergy Solar for the development, design and construction of its projects. The Company anticipates retaining RED for solar designs and the local building and electrical permitting where geographically permissible. As set forth in the Letter Agreement, the Company will use Amergy Solar to provide the engineering, procurement and construction work for the projects indicated in the letter agreement and the Registration Statement including the New York State Energy Research and Development and utility interconnection applications.

It is anticipated that when projects commence, both RED and Amergy will each be paid an initial payment upon execution of an agreement for a particular project. It is also expected that both RED and Amergy will be paid on a project-by-project basis in installments as they complete various phases of the project and reach applicable milestones within respective agreements.

For example, we anticipate paying Amergy an initial payment of $25,000 when we enter into an agreement for a specific project and then an additional installment of approximately $65,000 for materials and to begin mobilization. As with any construction job, other amounts will be required to be paid based on the size and complexity of the project. Similarly, the amounts we anticipate having to pay RED will likely change on a project by project basis based on the size and wattage of the particular project.

However, we have not yet entered into any specific agreements for projects with either RED or Amergy and we therefore cannot predict exactly what such terms will be.

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Purchase Agreements, page 5

2.	We note your disclosure generally indicates that you will install the solar systems and then enter into power purchase agreements. However, in this section, you state, "Once the PPA is signed, a typical installation can usually be completed in three to six months." Please revise your disclosure as appropriate to address this discrepancy, or otherwise clarify what you mean by this statement.

We have revised the disclosure in this section to be consistent with similar statements in the Registration Statement to state:

Once the construction agreement is signed, a typical installation is expected to be completed in three to six months.

Plan of Operation, page 6

3.	We note your response to comments 4 and 5 of our letter. We note your disclosure that you have entered into six leases. In this section, you have only provided disclosure regarding five leases. Please revise to disclose all six leases. Further, please clarify which three you are actively seeking to develop. We also note on page 8, you refer to the Imaly Street system as being operational, even though it does not appear to have been completed yet. Please revise or advise. Additionally, it is still not clear what the basis is for your assertion that you will receive $60,000 per quarter once you have four sites in operation. Please revise to provide support for this figure. Further, please specify how much funding you currently have available to invest in the proposed installations. Additionally, please clarify whether any of the leases contain an option to renew the lease at the end of the term.

A. We have revised the disclosure to state that the Company has entered into five (5) leases.

B. We have amended the Registration Statement to include the following disclosure regarding the four (4) leases we are actively seeking to develop (we have added one additional lease since the last amendment):

As of the date of this registration statement, the Company was actively seeking to develop the following four (4)three (3) of those leases: 111 Station Road, Bellport, New York; 607 Station Road, Bellport, New York; 15 Sherwood Avenue, Yonkers, New York; and 8012 Tonneli Ave, North Bergen, New Jersey.

C. The Imlay Street project is currently dormant since the property owner has commenced a voluntary proceeding and we anticipate the agreement being voided. We have revised the word “Operational” to “(Suspended”) in the disclosure regarding Imlay Street.

D. The projected revenues of $60,000 per quarter was provided to the Company by Amergy Solar. Accordingly, we have revised the disclosure to sate:

During the second calendar quarter of 2021, providing the Company can complete one or more solar systems at locations under the Solar Leases, the Company expects to commence revenue generating operations. If four or more such solar systems are operational, it is anticipated that revenues from the resale of electricity to the applicable utilities will generate approximately $50,000 to $60,000 per quarter based on the~~our~~ projections we received from Amergy as toof the amount of power these systems will generate, and the current amounts the applicable electric utilities will pay for electricity generated using solar power. However, there can be no assurance that these facilities will ever generate revenues or in the amounts we are anticipating.

E. We have included the following disclosure regarding the Company’s current funding status to finance the proposed projects:

If the Company is able to raise sufficient funds, it hopes to enter into larger leases for larger projects to increase its revenue streams. We currently lack the funding to begin and complete the construction of one or all of these projects. To effectively fund our business plan, we will need to raise additional capital and/or obtain vendor financing for the equipment we intend to purchase. We have historically raised operating capital through the sale of our securities or debt. However, there can be no assurance that the Company will be able to raise sufficient capital on terms acceptable to the Company to complete any or all of these projects.

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F. The leases do not contain a provision to renew the lease by either party and have amended the disclosure as follows:

Pursuant to the terms of the Solar Leases, the Company agreed to lease space from each of the property owners for the siting, installation, inspection, operation, maintenance, and repair of solar systems on each of the sites. Each lease is for a term of twenty-five (25) years for a monthly rental amount of $2,000 payable upon commencement of net metering of commercial revenue generation. The leases are not automatically renewable by either party. None of the Solar Leases provide a deadline for completion of, or a penalty for failure to build an operational solar system at the locations subject to the Solar Leases. Once a solar system has become operational at a Solar Lease location, the Company will receive payment from the sale of the electricity it generates to the local electric utility, and any corresponding tax credits and other incentives. The Company may then also enter a PPA with the lessor of the location in order to sell electricity generated by the system to the lessor, or make electricity from the system available to the many potential customers of a community solar project. The Company is responsible for developing, installing and designing each solar facility and is the owner of the solar equipment ~~and the property owner shall have the right to purchase the equipment after twenty (20) years~~. The Company has the right to terminate the Lease at any time without notice to the property owner. Following the expiration or termination of the lease, the Company will be required to decommission, dismantle and remove the solar system and all other installations and to return the property to its condition before the commencement of the lease.

4.	We note your disclosure that the companies, whose rooftops you are leasing, will have the option to purchase the equipment from you at the end of 20 years; however the lease term is for 25 years. Please explain the impact that purchase may have on your operations, including disclosure as to whether you would continue to receive funds and tax credits.

We have revised the disclosures to provide that the Company will own the solar equipment following the expiration or termination of the lease and has the obligation to remove the equipment and restore the roof to its previous state. We have also revise the disclosure to state that that the term of the lease is twenty-five (25) to be consistent with the terms of the actual leases.

Item 5. Directors and Executive Officers; Key Employees, page 32

5.	We note, on page F-12, Michael Sheikh is identified as your chief financial officer. Please advise or revise to include disclosure regarding his experience. Please otherwise identify the individual serving as your chief financial officer. Additionally, if appropriate, please include disclosure regarding his securities ownership in the table on page 32. Further, please advise whether Mark Markham still holds shares, as indicated on page F-12. We note that he has been removed from the table on page 32.

Item 401 of Regulation S-K requires the Company to include the name, age and biographical information of the Company’s current executive officers and directors. The information contained in Comment 5 relates to a footnote from the financial statements for the period ending April 30, 2020. While accurate at the time of the report, the information is historical and does not reflect the beneficial ownership of the Company as of the date of the Registration Statement. There is no obligation of the Company to include disclosure related to Mr. Sheikh since he is not the Company’s Chief Financial Officer. In addition, Mr. Markham’s ownership is no longer more than five percent of the outstanding shares of the Company’s common stock. Therefore, disclosure of his ownership is not required pursuant to Item 403 of Regulation S-K.

However, the Company has removed the Beneficial Ownership table from Note 5 of the financial statements for the period ending April 30, 2020.

General

6.	We note your response to comment 10 of our letter. In an appropriate section, please disclose specific current conflicts of interest. For example, please disclose whether there are currently any agreements with affiliates of the Chief Executive Officer or the Company. Further, file all agreements with these parties in accordance with Item 601(b)(10) of Regulation S-K.

As previously indicated, there are no specific conflicts of interest or related party transactions between the Company and its Chief Executive Officer. Moreover, there are no agreements with the Chief Executive Officer, affiliates of the Chief Executive Officer and the Company. Moreover, there are no agreements with the Chief Executive Officer or any affiliates of the Chief Executive Officer to file as exhibits tot the Registration Statement. Therefore, the disclosure of only a potential conflict of interest is appropriate.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ James C. DiPrima

James C. DiPrima, Chief Executive Officer